Exhibit 21.1

SUBSIDIARIES

Name	Jurisdiction of Organization
Industrial Property Operating Partnership LP	Delaware
IPT Real Estate Holdco LLC	Delaware
IPT Property Management LLC	Delaware
IPT Acquisitions LLC	Delaware
IPT West Valley DC LLC	Delaware
IPT Century DC GP LLC	Delaware
IPT Century DC LP	Delaware
IPT Oakesdale CC LLC	Delaware
IPT Medley DC LLC	Delaware
IPT Rialto DC GP LLC	Delaware
IPT Rialto DC LP	Delaware
IPT Palm Beach CC LLC	Delaware
IPT Windham IC LLC	Delaware